Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
25 York Street, 17th Floor
Toronto, Ontario
M5J 2V5

2.	Date of Material Change

January 16, 2012

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on January 16, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On January 16, 2012, in connection with the release of its preliminary operating results for the full-year 2011 and its outlook for 2012, Kinross announced a project optimization process to improve capital allocation, project sequencing, and investment returns and announced that it expected to record a material non-cash accounting charge in connection with its year-end financial results for 2011, primarily relating to the goodwill recorded for the Tasiast mine.

5.	Full Description of Material Change

On January 16, 2012, in connection with the release of its preliminary operating results for the full-year 2011 and its outlook for 2012, Kinross announced a project optimization process to improve capital allocation, project sequencing, and investment returns and announced that it expected to record a material non-cash accounting charge in connection with its year-end financial results for 2011, primarily relating to the goodwill recorded for the Tasiast mine.

Capital and Project Optimization

Kinross announced a comprehensive capital and project optimization process with the aim of improving capital efficiency, project sequencing, and investment returns. The objectives of the project optimization process are to efficiently advance development of Kinross’ three major growth projects at Tasiast, Fruta del Norte (FDN) and Lobo-Marte, generate enhanced returns on capital, and maximize shareholder value, while maintaining a strong balance sheet and investment grade ratings.

The optimization process could result in a revision of previously-disclosed scoping and pre-feasibility level assumptions and forecasts, including those related to project sequencing and start-up dates for Lobo-Marte, FDN and Tasiast, production forecasts, mining and processing rates, and capital requirements. Kinross continues to advance feasibility work on its major development projects, but currently expects that the timetables for the Lobo-Marte, FDN and Tasiast feasibility studies will be extended.

As part of the optimization process, Kinross will explore project development alternatives to those included in the original Tasiast scoping study, with the objective of improving project economics and reducing overall project execution risk. This will include an assessment of various ore processing options – milling, heap leaching and different combinations of both – which have emerged from the following recent analysis of infill drilling:

● The infill drilling program has provided a better understanding of the geology and distribution of the gold mineralization, including the presence of a higher-grade core and significant tonnage of lower-grade halo material which may be better suited to a heap leaching program.

● The distribution of mineralization within the orebody indicates that near-surface lower-grade material may be more profitably developed with less capital intensive heap leaching in combination with carbon-in-leach (CIL) milling.

● Engineering analysis indicates that heap leaching may offer significant benefits if developed early in the Tasiast expansion sequence.

Based on these preliminary assessments, the Company believes that approximately six to nine months of additional analysis and planning are required in order to determine the optimum processing mix for the Tasiast deposit, and the timing for developing those processing alternatives.

At Fruta del Norte, discussions with the Ecuadorian government are ongoing in order to advance negotiation of the definitive exploitation and investment protection agreements. Kinross continues to explore options to optimize capital allocation and improve overall project economics prior to finalizing the project feasibility study and completing the exploitation and investment protection agreements.

The Company will provide an update on the capital and project optimization process concurrent with its year-end mineral reserves and mineral resources update and release of Q4 and year-end operating and financial results on February 15, 2012.

Goodwill Impairment Assessment

As required by International Financial Reporting Standards, Kinross is in the process of carrying out its annual impairment assessment and expects to release the results of this assessment with its year-end financial results. In view of Kinross’ evolving understanding of Tasiast project parameters, and market conditions, including industry-wide increases in capital and operating costs, Kinross expects to record a material non-cash accounting charge, primarily relating to the goodwill recorded for the Tasiast mine in connection with the 2010 Red Back acquisition. As disclosed in the 2011 third quarter financial statements, as at September 30, 2011, the book value of total assets of Tasiast was $7.1 billion, of which $4.6 billion was goodwill. Kinross has not finalized the Tasiast feasibility study or mine plan, and drilling results processed to date continue to demonstrate significant exploration potential supporting a world class mine.

Further details are contained in the press release issued on January 16, 2012, including the assumptions made by Kinross with respect to such forecasts.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Office Services and Corporate Secretary, at (416) 365-5198.

9.	Date of Report

January 18, 2012